UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41505

LINKBANCORP, Inc.

(Exact name of registrant as specified in its charter)

c/o Burke & Herbert Financial Services Corp.

100 S. Fairfax Street

Alexandria, VA

(703) 666-3555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

* LINKBANCORP, Inc. merged with and into Burke & Herbert Financial Services Corp. on May 1, 2026, at which time the separate corporate existence of LINKBANCORP, Inc. ended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Burke & Herbert Financial Services Corp, as successor by merger to LINKBANCORP, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Burke& Herbert Financial Services Corp
As successor by merger to LINKBANCORP, Inc.

Date: May 11, 2026	By:	/s/ Roy E. Halyama
	Name:	Roy E. Halyama
	Title:	Executive Vice President and Chief Financial Officer